Exhibit B - Proposed Form of Notice

Northeast Utilities (70-7883)

Northeast Utilities ("NU"), West Springfield, Massachusetts, a registered holding company, has filed a post-effective amendment to its application/declaration on Form U-1, File 70-7883, pursuant to Sections 6(a), 7, 9(a), and 10 of the Public Utility Holding Company Act of 1935 (the "Act") and Rule 50 thereunder.

NU seeks approval of a change in the voting requirements for unallocated shares held in a trust under an employee stock ownership plan ("ESOP") under a 401(k) plan. NU's original application/declaration in File 70-7883, and the Commission's order dated November 18, 1991 (HCAR No. 35-25411) permitting the application/declaration to become effective, provided that in any shareholder vote the trustee would vote unallocated shares in the same manner plan participants directed the vote of allocated shares, and would refrain from voting a percentage of the unallocated ESOP shares equal to the percentage of allocated ESOP shares for which participant directions were not received. NU proposes to change the voting requirements for unallocated shares to provide that all unallocated shares will be voted by the ESOP trustee in the same proportion as it votes allocated shares for which directions have been received. NU further asks that the Commission rule that the ESOP trustee will not, by virtue of the modified voting procedures, be considered to "own, control, or hold with the power to vote" the unallocated ESOP shares for purposes of Sections 2(a)(7)(A) or 2(a)(11)(A) of the Act.